ASSET EXCHANGE AGREEMENT
between
FOUR CRYSTAL FUNDING LLC
and
PRO TECH COMMUNICATIONS, INC.
and
NCT HEARING PRODUCTS, INC.

Dated: May 20, 2008

This letter hereby sets forth the intent with respect to the asset exchange between Four Crystal Funding LLC (“FCF”), Pro Tech Communications, Inc. (“PCTU”) and NCT Hearing Products, Inc. (“NCTH”) (collectively, these entities shall be referred to as the “Parties”).

WHEREAS, PCTU has 300,000,000 shares of common stock authorized and 78,834,140 shares issued and outstanding;

WHEREAS, NCTH is the holder of 64,569,954 PCTU common stock;

WHEREAS, FCF owns $4,039,872,177 in Mexican gold backed bonds (“ASSET”) and wishes to exchange the Asset with PCTU for PCTU stock.

NOW THEREFORE, the Parties hereby agree that the specific terms and conditions of the Asset Exchange Agreement are proposed and set forth as follows:

1.     Terms of the Transaction.

- FCF shall obtain 228,818,182 shares of PCTU common stock as follows:

a.	NCTH shall sell, dispose or otherwise transfer to FCF 53,354,461 shares or 85% of its PCTU common stock.

b.	PCTU shall issue 175,463,721 shares of its authorized but un-issued common stock.

- FCF shall transfer the ASSET to PCTU and PCTU will issue preferred shares to FCF that have a controlling common vote.

- PCTU shall agree to transfer all of its existing assets to NCTH as satisfaction for the note that PCTU is liable to NCTH for in the amount of approximately $5,000,000.

- PCTU shall agree to change its name to a name designated by FCF.

- Four Crystal LLC has obtained the PCTU convertible preferred stock from a third party and they agreed to convert the preferred shares into 18,000,000 shares of PCTU common stock. They will convert no more than 5% of the current outstanding preferred stock to common stock of PCTU at any one time.

- In addition, FCF shall agree to pay $300,000 to NCTH as a commitment fee used for operations and pay PCTU $250,000 for the outstanding professional fees to bring PCTU up to date in its SEC filings.

2.     Conduct of Business. Prior to the closing of the Transaction, the Parties will conduct their operations in the ordinary course consistent with past practice and will not issue any capital stock or grant any options with respect to its capital stock, nor will the Parties make any distributions, dividends or other payments to any affiliate or shareholders other than those shares already committed to outstanding options, preferred stock, debt to employees.

3.             Public Announcements. No party will make any public disclosure concerning the matters set forth in this letter of intent or the negotiation of the proposed Transaction without the prior written consent of the other parties. If and when any party desires to make such public disclosure, after receiving such prior written consent, the disclosing party will give the other party’s an opportunity to review and comment on any such disclosure in advance of public release. Notwithstanding the above, to the extent that any party is advised by counsel that disclosure of the matters set forth in this letter of intent is required by applicable securities laws or to the extent that such disclosure is ordered by a court of competent jurisdiction or is otherwise required by law, then such disclosing party will provide the other party’s, if reasonably possible under the circumstances, prior notice of such disclosure as well as an opportunity to review and comment on such disclosure in advance of the public release.

4.             Exclusivity. Until the earlier of the closing of the Transaction or termination of this letter of intent in accordance with its terms, the Parties, their officers, directors, employees, shareholders and other representatives will not, and will not permit any of their respective affiliates to, directly or indirectly, solicit, discuss, accept, approve, respond to or encourage (including by way of furnishing information) any inquiries or proposals relating to, or engage in any negotiations with any third party with respect to any transaction similar to the Transaction or any transaction involving the transfer of a significant or controlling interest in the assets or capital stock of the PCTU, including, but not limited to, a merger, acquisition, strategic investment or similar transaction (“Acquisition Proposal”). The Parties and its officers or their respective affiliates will immediately notify each other of the receipt of any third party inquiry or proposal relating to an Acquisition Proposal and will provide copies of any such notice inquiry or proposal. Notwithstanding the foregoing, nothing in this Section 5 will be construed as prohibiting the Board of Directors of the Parties from (a) making any disclosure required by applicable law to its shareholders; or (b) responding to any unsolicited proposal or inquiry to the Parties (other than an Acquisition Proposal by a third party) by advising the person making such proposal or inquiry of the terms of this Section 5.

5.             Best Efforts. Each party will make their best efforts to complete the Asset Exchange Agreement as proposed.

6.            No Brokers. Each party represents and warrants to the others that there are no brokers or finders entitled to any compensation with respect to the Transaction, and each agrees to indemnify and hold the other harmless from and against any expenses or damages incurred as a result of a breach of this representation and warranty.

7.            Expenses. Each of the parties will be responsible for its own expenses in connection with the Transaction.

8.             Choice of Law. This Letter of Intent shall be governed by and construed in accordance with the internal substantive laws of the State of Delaware without regard to its conflict of laws principals.

9.             Warranties.

a. FCF represents that it has the necessary corporate authority to enter into this Agreement.

b. PCTU represents that it has the necessary corporate authority to enter into this Agreement.

c.   NCTH represents that it has the necessary corporate authority to enter into this Agreement.

    10.     Compliance with the Securities Laws. The Parties acknowledge that it and its officers, directors, shareholders and employees and other representatives may, in connection with their consideration of the proposed Transaction, come into possession of material non-public information. Accordingly, the Parties will use its their best efforts to ensure that none of their officers, directors, shareholders and employees or other representatives will trade (or cause or encourage any third party to trade) in any of the securities which they will receive as a result of the Transaction while in possession of any such material, non-public information.

    11.             In the event the Asset Exchange transaction defined herein is not completed by July 31, 2008 this agreement is terminated.

Agreed:

FOUR CRYSTAL FUNDING LLC

By: /s/ Michael J. Parrella
Name: Michael J. Parrella
Title: Member

By: /s/ Cy E. Hammond
Name: Cy E. Hammond
Title: SVP/CFO

By: /s/ Irene Lebovics
Name: Irene Lebovics
Title: CEO & President

NCT HEARING PRODUCTS, INC

By: /s/ Cy E. Hammond
Name: Cy E. Hammond
Title: Treasurer

By: /s/ Irene Lebovics
Name: Irene Lebovics
Title: President